Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—May 2004

	Series	2000-1
	Deal Size	$750 MM
	Expected Maturity	07/15/05

	Yield	17.95%
Less:	Coupon	1.27%
	Servicing Fee	1.50%
	Net Credit Losses	6.59%
	Excess Spread:
	May-04	8.59%
	April-04	7.83%
	March-04	7.74%
	Three month Average Excess Spread	8.05%

	Delinquency:
	30 to 59 days	0.92%
	60 to 89 days	0.69%
	90 + days	1.52%
	Total	3.13%

	Payment Rate	10.70%